Exhibit 99.1

    BUENOS AIRES, March 27, 2020

Comisión Nacional de Valores

Notice: CPSA-GG-N-0112/20-AL
Subject: Information on Section 3, Chapter III, Title II of the Standards

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”) to provide information on Section 3, Chapter III, Title II of the Standards issued by the Argentine Securities Commission (Comisión Nacional de Valores).

ALLOCATIONS TO DIRECTORS – FISCAL PERIOD 2019-
Financial Statements as at: 12.31.19	(In thousands of Ps.)
1. Charged to the statement of income and corresponding to period 2019	12,350
2. Final amount proposed to the Shareholders’ Meeting	12,350
Other information for determining Computable Income:
3. Income (loss) for the period- Net Income-:	8,660,855
4. (+/-) Adjustments of previous periods:	-
5. (-) Accumulated deficit at the beginning of the period:	-
6. (-) Legal Reserve:	-2,378,736
Subtotal	6,282,119
7. (+) Allocations to the Board of Directors and to the Supervisory Committee charged to the statement of income:	12,350
Total computable income
8. Computable income:	6,294,469
9. Proportion between computable income and compensation in 2019 (in %)	0.20%
10. Proportion between computable income and dividend in 2019 (in %)	-

Yours sincerely,
Avda. Tomás A. Edison 2701- C1104BAB- City of Buenos Aires- Argentina
Telephone (5411) 43175000 – Fax (5411) 43175099